

Mailstop 3233

December 15, 2016

Via E-Mail
M. Kirk Scott
Chief Financial Officer and Treasurer
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re:** **Dividend Capital Diversified Property Fund Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 0-52596**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

NAV Asset Value Calculation, page 51

2. In future Exchange Act filings, please disclose how the dealer manager and distribution fees have been treated in the net asset value calculation. To the extent that the obligation to pay the dealer manager and distribution fees are excluded or assigned no value in your calculation, please explain the specific reasons why you measured the fees in such a manner and clarify that, as a result, the net asset value and net asset value per share do

not reflect any obligation to pay future dealer manager and distribution fees.   Additionally, please also include disclosure of the liability accrued for future trail fees under GAAP.

3. We note your board of directors, including a majority of your independent directors, have approved Altus Group US, Inc. as your independent valuation firm, and note the valuation procedures provided within Exhibit 99.1 in conjunction with your Form 10-K for the fiscal year ended December 31, 2014 filed on March 3, 2015. Please confirm to us and revise in future periodic filings to disclose, if true, that the board of directors is the party ultimately responsible for the valuation.

Share Redemption Program and Other Redemptions or Repurchases, page 55

4. We note your disclosure on page 58 summarizing the number of stock repurchases of your common stock during the reporting period. In future Exchange Act filings, please revise your disclosure to include the source of cash used to fund the redemptions requested and fulfilled.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Measure Our Operating Performance, page 68

5. You discuss funds from operations and company-defined funds from operations before you discuss your financial information prepared in conformity with U.S. GAAP. This presentation appears to put greater prominence on your non-GAAP measures, which is inconsistent with Question 102.10 from the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future periodic filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Compensation to our Advisor and its Affiliates, page 99

6. We note the table on page 100 providing information regarding fees and expenses paid or payable to your Advisor, your Dealer Manager, and their affiliates. In future Exchange Act filings please break out the amount of dealer manager, distribution and primary dealer fees paid.

M. Kirk Scott
Dividend Capital Diversified Property Fund Inc.
December 15, 2016
Page 3

Notes to Consolidated Financial Statements

Note 3. Investments in Real Property

Pro Forma Financial Information (unaudited), page F-18

7. You disclose NOI and Net income before real estate depreciation and amortization expense on both an actual and pro forma basis. These appear to be non-GAAP measures. Please tell us how you determined it was appropriate to include this information in the financial statement footnotes. Please refer to Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney at 202.551.6431 or Sandra Hunter, Senior Counsel at 202.551.3758 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
   Commodities